UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of September 2014
Commission File Number: 001-36484

NORDIC AMERICAN OFFSHORE LTD.
(Translation of registrant's name into English)

Canon's Court, 22 Victoria Street, Hamilton HM EX, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒           Form 40-F  
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): 
Note: Regulation S-T Rule 101(b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): .
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Attached as Exhibit 99.1 is a press release of Nordic American Offshore Ltd. (the "Company"), dated September 11, 2014, announcing the results of the Company's Annual General Meeting of Shareholders held on September 10, 2014.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORDIC AMERICAN OFFSHORE LTD.
(registrant)

Dated: September 11, 2014	By:	/s/ Tor-Øyvind Bjørkli
Tor-Øyvind Bjørkli

Exhibit 99.1

Nordic American Offshore Ltd. (NYSE:NAO) Announces Results of General Meeting of Shareholders

Hamilton, Bermuda, September 11, 2014

Nordic American Offshore Ltd. (the "Company" or "NAO") (NYSE: NAO) conducted its Annual General Meeting of Shareholders on September 10, 2014 in Copenhagen, Denmark.  The following resolutions were approved:

1.	David M. Workman was elected to serve as Class A Director until the 2017 Annual General Meeting of Shareholders; and
2.	KPMG AS was approved as the Company's independent auditors until the close of the next Annual General Meeting.

The Company's Notice of the Meeting and Proxy Statement were furnished to the Securities and Exchange Commission (the "Commission") on August 25, 2014, on the Commission's website at www.sec.gov, and may also be found on the Company's website at www.naoffshore.com.

The Company's 2013 Annual Report, which includes the Company's audited balance sheet and related statement of operations from October 17, 2013 (inception) to December 31, 2013, is available on the Company's website at www.naoffshore.com. Any shareholder may receive a hard copy of the Company's 2013 Annual Report or Proxy Statement, free of charge upon request.

Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.  We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the PSV market, as a result of changes in the general market conditions of the oil and natural gas industry which influence charter hire rates and vessel values, demand in platform supply vessels, our operating expenses, including bunker prices, dry docking and insurance costs, governmental rules and regulations or actions taken by regulatory authorities as well as potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, the availability of financing and refinancing, vessel breakdowns and instances of off-hire and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission.

Contacts:
Tor-Øyvind Bjørkli, Chief Executive Officer Nordic American Offshore Ltd. Tel: +47 21 99 24 81 or +47 90 62 70 14	Jacob Ellefsen, Manager, IR and Research Nordic American Offshore Ltd. Tel: +33 678 631 959 or + 377 93 25 89 07
Herbjørn Hansson, Executive Chairman Nordic American Offshore Ltd. Tel: +1 866 805 9504 or + 47 901 46 291	Gary J. Wolfe Seward & Kissel LLP Tel: +1 212 574 1223